Direct Phone: 202.298.1735 jeffrey.li@foster.com

September 9, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Beverly Singleton

Melissa Raminpour

Sergio Chinos

Asia Timmons-Pierce

Re:	Intelligent Living Application Group Inc. Registration Statement on Form F-1 CIK No. 1814963

Ladies and Gentlemen:

On behalf of our client, Intelligent Living Application Group Inc., a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we are submitting this letter and the following information in response to a letter, dated August 20, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) submitted to the Commission on June 23, 2020, amended on August 7, 2020. Concurrently with the submission of this letter, the Company is filing herewith its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission.

To facilitate your review, we have separately delivered to you today a copy of the Registration Statement, marked to show changes since our last submission of the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Form DRS/A submitted August 7, 2020

Risk Factors

Failure to manage our liquidity and cash flows may materially and adversely affect our financial conditions and results...or at all., page 17

1.	Please clarify in the first sentence that you generated negative cash flows from operating activities of approximately $0.3 million in 2019. In this regard, as a result of your response to our prior comment two, the amount of negative cash flows from operating activities was changed. Please revise as appropriate and ensure all amounts and disclosures are consistent throughout the filing.

Response: We respectfully note your comment and have corrected the typo regarding risk factor on page 17 of the Registration Statement.

Report of Independent Registered Public Accounting Firm, page F-2

2.	We have reviewed your response to our prior comment five. Given that your auditors have not issued a going concern opinion on your financial statements that raises substantial doubt about your ability to continue as a going concern and your disclosures of continuation of operations, please give consideration to removing language in the first Risk Factor on page 15 and also removing the last sentence in the third paragraph in Note 2 on page F-9 that refer to these matters which raise substantial doubt about your ability to continue as a going concern. This specific going concern language is appropriate only in those circumstances where the independent auditor has issued such as an opinion. Based on your response, the auditors have not issued a going concern opinion on your financial statements. Please revise or advise accordingly.

Response: We respectfully note your comment and have removed going concern languages in Risk Factor on page 15 and in Note 2 on page F-9 of the Registration Statement.

Consolidated Statements of Cash Flows, page F-6

3.	We have reviewed your response and revisions made in response to our prior comment two. Please consider revising the line item description, Shareholder contribution, under the heading of Other Non-Cash Transactions, to instead be Forgiveness of advances due to related party, or similarly titled. Further, in the first paragraph under MD&A, Liquidity and Capital Resources, on page 61, please expand the last sentence to disclose that $753,942 of cash represented advances received during 2019 and treated as a shareholder contribution and the remaining $419,907 pertained to net advances from related party received in earlier periods that were outstanding during 2019 and were also forgiven. Otherwise, it is not clear why the statements of cash flows on page F-6 would only reflect as a financing activity the $753,942 for fiscal year 2019, and not also reflect the $419,907 as a financing activity in fiscal year 2018 or in earlier periods not shown. Please revise or advise.

Response: We respectfully note your comment and have revised line item description under “Other Non-Cash Transaction” of Consolidated Statement of Cash Flows on page F-6. Further, we have revised and expanded the first paragraph of Liquidity and Capital Resources under MD&A on page 61 of the Registration Statement.

If you have any questions or further comments regarding our responses to the Staff’s comments or the Registration Statement, please contact me by phone at 202-298-1735 or via e-mail at Jeffrey.li@foster.com.

Very truly yours,

Enclosures	/s/ Jeffrey Li
Jeffrey Li

cc:	Bong Lau, Chief Executive Officer of Intelligent Living Application Group Inc.

Frederick Wong, Chief Financial Officer of Intelligent Living Application Group Inc.

Anthony S. Chan, CPA of Wei, Wei & Co., LLP